SEC file number 1-15178

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

FLETCHER BUILDING LIMITED

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date: 15 May 2002

pp **M C FARRELL**
COMPANY SECRETARY

FLETCHER BUILDING ANNOUNCES INITIATIVES TO REDUCE SHAREHOLDER COSTS

AUCKLAND, 15 May 2002 – The Chairman of Fletcher Building today announced three initiatives designed to reduce the Company's costs. Dr Roderick Deane, in commenting on the announcement, said, "Fletcher Building is committed to reducing shareholder costs where they are disproportionately high relative to the level of investment. Accordingly, we advise that:

- the American Depositary Receipt programme, which allows holders to trade our shares on the New York Stock Exchange, will be terminated. Consequently, and following consultation and agreement with the New York Stock Exchange, the Company's shares will also be de-listed from that Exchange. The ADR programme termination date is 14 June 2002 and the Company expects the de-listing to occur on or about the termination date;

- a special share sale and purchase facility has been established for shareholders outside the United States having fewer than 1,000 shares; and

- shareholders outside the United States who hold fewer than the Minimum Holding of 100 shares following a three month notice period will have their shares compulsorily sold."

The Company has decided to terminate its American Depositary Receipt programme and the associated New York Stock Exchange listing because the combined costs of maintaining the American Depositary Receipt programme, the listing and ensuring US regulatory compliance has become disproportionate to the level of U.S. investors holding their shares through that programme – rather than directly on the New Zealand Stock Exchange.

The other major initiative is the 1,000 Share Plan. In commenting on this special share sale and purchase facility for shareholders outside the United

States with fewer than 1,000 shares, Dr Deane said, "It can be relatively expensive to either buy or sell small parcels of shares. Accordingly, outside such a share plan, it may not be to a shareholder's advantage either to sell their shareholding or buy a small number of additional shares in Fletcher Building. The administrative costs to the Company of maintaining small shareholdings are high and the 1,000 Share Plan is part of our commitment to reduce shareholder costs where they are disproportionate to the level of investment."

Participation in the 1,000 Share Plan, which is designed to encourage shareholders to review their level of holding of Fletcher Building shares, is optional and is available to all holders of less than 1,000 shares. For regulatory reasons, the 1,000 Share Plan cannot be offered to United States persons.

Dr Deane said, "The Board believes the 1,000 Share Plan offers shareholders significant benefits and I commend it for their consideration."

The Plan will allow shareholders, at no brokerage cost to them, to:

- increase their shareholding up to 1,000 shares;

- sell their current shareholding, provided it is less than 1,000 shares, and receive the proceeds; or

- retain their current shareholding.

Finally, Dr Deane noted that if a shareholder outside the United States holds fewer than 100 shares in the Company at 30 August 2002 then, in line with the New Zealand Stock Exchange rules concerning Minimum Holdings and the Company's constitution, the shares will be sold and the proceeds sent to the shareholder.

All shareholders will receive information shortly explaining these initiatives in greater detail.

Ends